 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. __)*

Under the Securities Exchange Act of 1934

Hertz Global Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

42805T 10 5

(CUSIP Number)

Bank of America Corporation

Bank of America Corporate Center

100 North Tryon Street

Charlotte, North Carolina 28255

Telephone: 800-900-9000

Merrill Lynch & Co., Inc.

4 World Financial Center

250 Vesey Street

New York, New York 10080

Telephone: 212-449-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42805T 10 5	13D
1	NAMES OF REPORTING PERSONS Bank of America Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER --0--
	8	SHARED VOTING POWER 58,936,605(1)
	9	SOLE DISPOSITIVE POWER --0--
	10	SHARED DISPOSITIVE POWER 58,936,605 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,936,605(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.41%(1)
14	TYPE OF REPORTING PERSON HC

(1) See Item 5 below.

2

CUSIP No. 42805T 10 5	13D
1		NAMES OF REPORTING PERSONS Merrill Lynch & Co., Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER --0--
	8	SHARED VOTING POWER 58,936,605(1)
	9	SOLE DISPOSITIVE POWER --0--
	10	SHARED DISPOSITIVE POWER 58,936,605(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,936,605(1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(1)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.41%(1)
14		TYPE OF REPORTING PERSON CO

(1) See Item 5 below.

3

CUSIP No. 42805T 10 5	13D
1	NAMES OF REPORTING PERSONS Merrill Lynch Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER --0--
	8	SHARED VOTING POWER 58,565,4141)
	9	SOLE DISPOSITIVE POWER --0--
	10	SHARED DISPOSITIVE POWER 58,565,414(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,565,414(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.32%(1)
14	TYPE OF REPORTING PERSON CO

(1) See Item 5 below.

4

CUSIP No. 42805T 10 5	13D
1	NAMES OF REPORTING PERSONS Merrill Lynch GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER --0--
	8	SHARED VOTING POWER 54,692,865 (1)
	9	SOLE DISPOSITIVE POWER --0--
	10	SHARED DISPOSITIVE POWER 54,692,865 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,692,865 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.37%(1)
14	TYPE OF REPORTING PERSON CO

(1) See Item 5 below.

5

CUSIP No. 42805T 10 5	13D
1	NAMES OF REPORTING PERSONS ML Global Private Equity Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER --0--
	8	SHARED VOTING POWER 54,692,865 (1)
	9	SOLE DISPOSITIVE POWER --0--
	10	SHARED DISPOSITIVE POWER 54,692,865 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,692,865 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.37%(1)
14	TYPE OF REPORTING PERSON PN

(1) See Item 5 below.

6

CUSIP No. 42805T 10 5	13D
1	NAMES OF REPORTING PERSONS MLGPE Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER --0--
	8	SHARED VOTING POWER 54,692,865 (1)
	9	SOLE DISPOSITIVE POWER --0--
	10	SHARED DISPOSITIVE POWER 54,692,865 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,692,865 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.37%(1)
14	TYPE OF REPORTING PERSON OO

(1) See Item 5 below.

7

CUSIP No. 42805T 10 5	13D
1	NAMES OF REPORTING PERSONS ML Global Private Equity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER --0--
	8	SHARED VOTING POWER 54,692,865 (1)
	9	SOLE DISPOSITIVE POWER --0--
	10	SHARED DISPOSITIVE POWER 54,692,865 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,692,865 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.37%(1)
14	TYPE OF REPORTING PERSON PN

(1) See Item 5 below.

8

CUSIP No. 42805T 10 5	13D
1	NAMES OF REPORTING PERSONS Merrill Lynch Ventures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER --0--
	8	SHARED VOTING POWER 3,872,549(1)
	9	SOLE DISPOSITIVE POWER --0--
	10	SHARED DISPOSITIVE POWER 3,872,549(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,872,549(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.95%(1)
14	TYPE OF REPORTING PERSON OO

(1) See Item 5 below.

9

CUSIP No. 42805T 10 5	13D
1	NAMES OF REPORTING PERSONS Merrill Lynch Ventures L.P. 2001
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER --0--
	8	SHARED VOTING POWER 3,872,549(1)
	9	SOLE DISPOSITIVE POWER --0--
	10	SHARED DISPOSITIVE POWER 3,872,549(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,872,549(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.95%(1)
14	TYPE OF REPORTING PERSON PN

(1) See Item 5 below.

10

CUSIP No. 42805T 10 5	13D
1	NAMES OF REPORTING PERSONS ML Hertz Co-Investor GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER --0--
	8	SHARED VOTING POWER 3,101,137(1)
	9	SOLE DISPOSITIVE POWER --0--
	10	SHARED DISPOSITIVE POWER 3,101,137(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,101,137(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.76%(1)
14	TYPE OF REPORTING PERSON OO

(1) See Item 5 below.

11

CUSIP No. 42805T 10 5	13D
1	NAMES OF REPORTING PERSONS ML Hertz Co-Investor, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER --0--
	8	SHARED VOTING POWER 3,101,137(1)
	9	SOLE DISPOSITIVE POWER --0--
	10	SHARED DISPOSITIVE POWER 3,101,137(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,101,137(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.76%(1)
14	TYPE OF REPORTING PERSON PN

(1) See Item 5 below.

12

CUSIP No. 42805T 10 5	13D
1	NAMES OF REPORTING PERSONS CMC-Hertz General Partner, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER --0--
	8	SHARED VOTING POWER 19,362,745(1)
	9	SOLE DISPOSITIVE POWER --0--
	10	SHARED DISPOSITIVE POWER 19,362,745(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,362,745(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.73%(1)
14	TYPE OF REPORTING PERSON OO

(1) See Item 5 below.

13

CUSIP No. 42805T 10 5	13D
1	NAMES OF REPORTING PERSONS CMC-Hertz Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER --0--
	8	SHARED VOTING POWER 19,362,745(1)
	9	SOLE DISPOSITIVE POWER --0--
	10	SHARED DISPOSITIVE POWER 19,362,745(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,362,745(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.73%(1)
14	TYPE OF REPORTING PERSON PN

(1) See Item 5 below.

14

CUSIP No. 42805T 10 5	13D
1	NAMES OF REPORTING PERSONS Merrill Lynch, Pierce, Fenner & Smith Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER --0--
	8	SHARED VOTING POWER 29,241(1)
	9	SOLE DISPOSITIVE POWER --0--
	10	SHARED DISPOSITIVE POWER 29,241(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,241(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01% (1)
14	TYPE OF REPORTING PERSON CO

(1) See Item 5 below.

15

CUSIP No. 42805T 10 5	13D
1	NAMES OF REPORTING PERSONS Merrill Lynch Bank & Trust Co., FSB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federally chartered savings bank
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER --0--
	8	SHARED VOTING POWER 124,341(1)
	9	SOLE DISPOSITIVE POWER --0--
	10	SHARED DISPOSITIVE POWER 124,341(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 124,341 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%(1)
14	TYPE OF REPORTING PERSON CO

(1) See Item 5 below.

16

CUSIP No. 42805T 10 5	13D
1	NAMES OF REPORTING PERSONS First Republic Investment Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER --0--
	8	SHARED VOTING POWER 42(1)
	9	SOLE DISPOSITIVE POWER --0--
	10	SHARED DISPOSITIVE POWER 42(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%(1)
14	TYPE OF REPORTING PERSON CO

(1) See Item 5 below.

17

CUSIP No. 42805T 10 5	13D
1	NAMES OF REPORTING PERSONS NB Holdings Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER --0--
	8	SHARED VOTING POWER 217,609(1)
	9	SOLE DISPOSITIVE POWER --0--
	10	SHARED DISPOSITIVE POWER 217,609(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 217,609(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%(1)
14	TYPE OF REPORTING PERSON OO

(1) See Item 5 below.

18

CUSIP No. 42805T 10 5	13D
1	NAMES OF REPORTING PERSONS Bank of America, N.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION National association
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER --0--
	8	SHARED VOTING POWER 217,609(1)
	9	SOLE DISPOSITIVE POWER --0--
	10	SHARED DISPOSITIVE POWER 217,609(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 217,609(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%(1)
14	TYPE OF REPORTING PERSON OO

(1) See Item 5 below.

19

CUSIP No. 42805T 10 5	13D
1	NAMES OF REPORTING PERSONS Banc of America Investment Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER --0--
	8	SHARED VOTING POWER 171,221(1)
	9	SOLE DISPOSITIVE POWER --0--
	10	SHARED DISPOSITIVE POWER 171,221(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,221(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%(1)
14	TYPE OF REPORTING PERSON CO

(1) See Item 5 below.

20

CUSIP No. 42805T 10 5	13D
1	NAMES OF REPORTING PERSONS Columbia Management Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER --0--
	8	SHARED VOTING POWER 41,388(1)
	9	SOLE DISPOSITIVE POWER --0--
	10	SHARED DISPOSITIVE POWER 41,388(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,388(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%(1)
14	TYPE OF REPORTING PERSON OO

(1) See Item 5 below.

21

CUSIP No. 42805T 10 5	13D
1	NAMES OF REPORTING PERSONS Columbia Management Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER --0--
	8	SHARED VOTING POWER 41,388(1)
	9	SOLE DISPOSITIVE POWER --0--
	10	SHARED DISPOSITIVE POWER 41,388(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,388(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%(1)
14	TYPE OF REPORTING PERSON OO

(1) See Item 5 below.

22

Item 1.           Security and Issuer

This Schedule 13D (this “Schedule 13D”) is being filed with respect to the shares of Common Stock, par value $0.01, (the “Shares”) of Hertz Global Holdings, Inc. (“Hertz” or the “Issuer”) by the Reporting Persons (as defined below) with the Securities and Exchange Commission (the “Commission”). The address of the principal executive office of the Issuer is 225 Brae Boulevard, Park Ridge, New Jersey 07656.

Item 2.           Identity and Background

This Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”): (i) Bank of America Corporation (“BAC”), (ii) Merrill Lynch & Co., Inc. (“ML&Co”), (iii) Merrill Lynch Group, Inc. (“ML Group”), (iv) Merrill Lynch GP Inc. (“ML GP”), (v) ML Global Private Equity Partners, L.P. (“ML Global PE LP”), (vi) MLGPE Ltd., (vii) ML Global Private Equity Fund, L.P. (“MLGPELP”), (viii) Merrill Lynch Ventures, LLC (“ML Ventures LLC”), (ix) Merrill Lynch Ventures L.P. 2001 (“ML Ventures LP”), (x) ML Hertz Co-Investor GP, L.L.C. (“Hertz Co-Investor GP”), (xi) ML Hertz Co-Investor, L.P. (“Hertz Co-Investor LP”), (xii) CMC-Hertz General Partner, L.L.C. (“CMC GP”), (xiii) CMC-Hertz Partners, L.P. (“CMC LP”), (xiv) Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPFS”), (xv) Merrill Lynch Bank & Trust Co., FSB (“ML Bank”),(xvi) First Republic Investment Management, Inc. (“First Management”), (xvii) NB Holdings Corporation (“NB”), (xviii) Bank of America, N.A. (“BANA”), (xix) Banc of America Investment Advisors, Inc. (“BAIA”), (xx) Columbia Management Group, LLC (“Columbia Group”) and (xxi) Columbia Management Advisors, LLC (“Columbia Advisors”).

BAC, a Delaware corporation, is the ultimate parent company of each of the other Reporting Persons, with the exception of CMC GP and CMC LP. It is a bank holding company registered under the Bank Holding Company Act of 1956, as amended and engages in the general banking and financial services businesses through its subsidiaries.

ML&Co, a Delaware corporation, is a wholly owned subsidiary of BAC. ML&Co through its subsidiaries, including some of the other Reporting Persons, provides broker-dealer, investment banking, financing, wealth management, advisory, asset management, insurance, lending and related products and services on a global basis.

ML Group, a Delaware corporation, is a holding company and wholly owned subsidiary of ML&Co.

ML Global PE LP, a Cayman Islands exempted limited partnership, is a private investment fund, whose general partner is ML GP, a Delaware corporation and wholly owned subsidiary of ML Group.

MLGPELP, a Cayman Islands exempted limited partnership, is a private investment fund, whose general partner is MLGPE Ltd., a Cayman Islands company and a wholly owned subsidiary of ML Global PE LP.

ML Ventures LP, a Delaware limited partnership, is a private investment fund, whose general partner is ML Ventures LLC, a Delaware limited liability company and a wholly owned subsidiary of ML Group.

Hertz Co-Investor LP, a Delaware limited partnership, was formed specifically to directly hold certain of the Shares. Its general partner is Hertz Co-Investor GP, a Delaware limited liability company, whose sole managing member is MLGPELP.

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CMC LP a Delaware limited partnership, was formed specifically to directly hold certain of the Shares. Its general partner is CMC GP, a Delaware limited liability company, whose managing members are Carlyle-Hertz GP, L.P., MLGPELP and CD&R Associates VII, L.P.

MLPFS, a Delaware corporation, is a registered broker-dealer and a wholly owned subsidiary of ML&Co.

ML Bank is a federally chartered savings bank and a wholly owned subsidiary of ML&Co.

First Management, a Delaware corporation, is a registered investment advisor and wholly owned subsidiary of ML Bank.

NB, a Delaware corporation, is a holding company and wholly owned subsidiary of BAC.

BANA, a national association, is a commercial bank and wholly owned subsidiary of NB.

BAIA, a Delaware corporation, is a registered investment advisor and wholly owned subsidiary of BANA.

Columbia Group, a Delaware limited liability company, is a holding company and wholly owned subsidiary of BAIA.

Columbia Advisors, a Delaware limited liability company, is a registered investment advisor and wholly owned subsidiary of Columbia Group.

The principal business office of each of the Reporting Persons is set forth on Schedule A attached hereto.

The name, business address and present principal occupation or employment of each executive officer and director of the Reporting Persons, as applicable, is set forth in Schedule B and is incorporated herein by reference. To the knowledge of the Reporting Persons, each of the persons listed on Schedule B is a citizen of the United States.

Except as described below, during the last five years, none of the Reporting Persons (or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule B hereto) have been convicted in a criminal proceeding (excluding traffic violations or judicial misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

On March 11, 2009, without admitting or denying the SEC’s findings, MLPFS consented to the entry of an administrative SEC order that (1) finds violations of Section 15(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Section 204A of the Investment Advisers Act of 1940 (the “Advisers Act”) for allegedly failing to maintain written policies and procedures reasonably designed to prevent the misuse of customer order information, (2) requires that MLPFS cease and desist from committing or causing any future violations of the provisions charged, (3) censures MLPFS, (4) imposes a $7,000,000 civil money penalty and (5) requires MLPFS to comply with certain undertakings.

On August 21, 2008, ML&Co reached an agreement in principle with the New York attorney general, state securities regulators, and the staff of the Commission relating to auction rate securities (“ARS”). Without admitting or denying wrongdoing, ML&Co agreed to accelerate a previously

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announced offer to purchase ARS from retail clients, use best efforts to provide liquidity solutions for institutional holders of ARS, pay a civil money penalty and compensate other eligible clients who purchased ARS and sold them at a loss.

As part of a settlement relating to managing auctions for ARS, the Commission accepted the offers of settlement of 15 broker-dealer firms, including MLPFS, and issued a settlement order on May 31, 2006. The Commission found, and MLPFS neither admitted nor denied, that respondents (including MLPFS) violated section 17(a)(2) of the Securities Act of 1933 by managing auctions for ARS in ways that were not adequately disclosed or that did not conform to disclosed procedures. MLPFS consented to a cease and desist order, a censure, a civil money penalty, and compliance with certain undertakings.

On May 1, 2008, without admitting or denying the SEC’s finding, Columbia Advisors consented to the entry of an order that found violations of Sections 17(a)(2) and 17(a)(3) of the Securities Act of 1933, Sections 206(2), 206(4) and 207 of the Advisers Act and Advisers Act Rule 206(4)-1(a)(5) in connection with Banc of America Investment Services, Inc.’s wrap fee program, the adequacy of disclosures to customers regarding the program and Columbia Advisors’ receipt of additional management fees as a result thereof. Columbia Advisors will pay $2,143,273 in disgorgement, $516,382 in prejudgment interest and $1,000,000 in civil monetary penalties.

On September 28, 2006, BAC entered into a civil settlement agreement with the New York County District Attorney. The agreement provides that, from about 2002 to 2004, BAC had deficiencies in certain internal anti-money laundering controls and failed to react appropriately to the risk presented by certain South American money services business customers who moved funds illegally through BAC. The agreement requires BAC to make a total payment of $7.5 million, to cooperate with the New York County District Attorney in ongoing investigations and to abide by anti-money laundering changes recommended by BAC’s regulators.

On March 13, 2006, MLPFS entered into a settlement with the Commission whereby the Commission alleged, and MLPFS neither admitted nor denied, that MLPFS failed to furnish promptly to representatives of the Commission electronic mail communications (“e-mails”) as required under Section 17(a) of the Exchange Act and Rule 17a-4(j) thereunder. The Commission also alleged, and MLPFS neither admitted nor denied, that MLPFS failed to retain certain e-mails related to its business as such in violation of Section 17(a) of the Exchange Act and Rule 17a-4(b)(4) thereunder. Pursuant to the terms of the settlement, MLPFS consented to a cease and desist order, a censure, a civil money penalty of $2,500,000 and compliance with certain undertakings relating to the retention of e-mails and the prompt production of e-mails to the Commission.

In March 2005, ML&Co and certain of its affiliates (ML&Co and its affiliates collectively, “Merrill Lynch”) reached agreements with the State of New Jersey and the New York Stock Exchange (the “NYSE”) and reached an agreement in principle with the State of Connecticut pursuant to which Merrill Lynch, without admitting or denying the allegations, consented to a settlement that included findings that it failed to maintain certain books and records and to reasonably supervise a team of former financial analysts (“FAs”) who facilitated improper market timing by a hedge fund client. Merrill Lynch terminated the FAs in October 2003, brought the matter to the attention of regulators and cooperated fully in the regulators’ review. The settlement will result in aggregate payments of $13.5 million.

In March 2005, Merrill Lynch reached an agreement in principle with the NYSE pursuant to which Merrill Lynch, without admitting or denying the allegations, later consented to a settlement that included findings with regard to certain matters relating to the failure to deliver prospectuses for certain auction rate preferred shares and open-end mutual funds; the failure to deliver product descriptions with regard to certain exchange-traded funds; the failure to ensure that proper registration qualifications were

25

obtained for certain personnel; issues with regard to the retention, retrieval and review of e-mails; isolated lapses in branch office supervision; late reporting of certain events such as customer complaints and arbitrations; the failure to report certain complaints in quarterly reports to the NYSE due to a systems error; and partial non-compliance with Continuing Education requirements. The settlement resulted in a payment of $10 million to the NYSE.

On February 9, 2005, the board of governors of the Federal Reserve System and the Federal Reserve Bank of Richmond reviewed certain activities of BAC’s Wealth and Investment Group. The Federal Reserve Bank of Richmond raised concerns that BAC and its subsidiaries did not adequately assess the legal and reputational risks posed by certain mutual fund trading activities and also addresses flaws in compliance and risk management pertaining to the asset management lines of business. Following that review, BAC and the Federal Reserve Bank of Richmond executed a written agreement to ensure that BAC and its subsidiaries make progress in their efforts to adopt and implement numerous corrective actions and best practice recommendations provided by independent consultants and to address all weaknesses identified by the review.

On February 9, 2005, neither admitting nor denying the findings, Columbia Advisors entered into assurances of discontinuance with the office of the New York Attorney General to settle allegations that they had violated the Martin Act (New York General Business Law article 23-A, sections 352-353), Executive Law 63(12) and the General Business Law 349. The assurance finds that, from at least 1998 through October 2003, Columbia Advisors and Columbia Management Distributors, Inc. entered into arrangements with nine investors that allowed them to engage in short-term or excessive trading and that contrary to restrictions and/or representations in the Columbia Advisors’ funds’ prospectuses, allowed or failed to prevent other investors from engaging in a practice of short-term or excessive trading and failed to maintain policies or procedures to prevent the misuse of material non-public information about portfolio holdings. Columbia Advisors and Columbia Management Distributors, Inc. have paid $70 million in disgorgement and a civil money penalty of $70 million. These are the same payments paid under the parallel SEC orders dated February 9, 2005 (as described below).

On February 9, 2005, pursuant to offers of settlement by Columbia Advisors, the SEC entered an order on February 9, 2005 finding that, from at least 1998 through October 2003, Columbia Advisors and Columbia Management Distributors, Inc. allowed clients to engage in short-term or excessive trading, contrary to restrictions and/or representations in the Columbia Advisors’ funds’ prospectuses, allowed or failed to prevent numerous other investors, including certain employees of Columbia Advisors and their affiliates, from engaging in a practice of short-term or excessive trading and provided material non-public information about portfolio holdings to some persons. Columbia Advisors shall cease and desist from committing or causing any violations and any future violations of 204A, 206(1) and 206(2) of the Advisers Act and 17(d) and 34(b) of the Investment Company Act and Rule 17d-1 thereunder. Columbia Advisors and Columbia Management Distributors, Inc. have paid $70 million in disgorgement and a civil money penalty of $70 million. These are the same payments as described in the paragraph above.

On February 9, 2005, BANA entered into a supervisory written agreement with the Comptroller of the Currency. Under the terms of the written agreement, BANA has submitted an action plan that it shall implement and adhere to until it receives further written notice from the comptroller. The plan provides for the development of corporate governance and internal control policies and procedures for transaction documentation of each significant new customer relationship, new or unique product or service, or any significant change to an existing customer relationship, product, service or business practice recommended for the approval by the Wealth and Investment Management Group; policies and procedures governing the approval and risk management of each significant new customer, new or unique product or service or any significant change to an existing customer relationship, product, service or business practice recommended for the approval by the Wealth and Investment Management Group; and

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development of audit procedures to provide comprehensive coverage of activity involving the wealth and investment management business.

On November 3, 2004, a jury in Houston, Texas convicted four former Merrill Lynch employees of criminal misconduct in connection with a Nigerian barge transaction that the government alleged helped Enron inflate its 1999 earnings by $12 million. The jury also found that the transaction led to investor losses of $13.7 million. Those convictions were reversed by a federal appellate court on August 1, 2006, except for one conviction against one employee based on perjury and obstruction of justice. The government has appealed the reversals.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of June ___, 2009, a copy of which is attached hereto as Exhibit 1.

Item 3. Source and Amount of Funds or Other Consideration

On December 21, 2005, MLGPELP, ML Ventures LP, Hertz Co-Investor LP and CMC LP (collectively, the “ML Funds”), together with Clayton Dubilier & Rice Fund VII, L.P., CDR CCMG Co-Investor L.P. and CD&R Parallel Fund VII, L.P. (collectively, the “CD&R Funds”), and Carlyle Partners IV, L.P., CP IV Coinvestment, L.P., CEP II U.S. Investments, L.P. and CEP II Participations S.à.r.l SICAR (collectively, the “Carlyle Funds,” and together with the ML Funds and the CD&R Funds, the “Funds”), through a wholly-owned subsidiary of the Funds, acquired all of The Hertz Corporation’s common stock from a subsidiary of Ford Motor Company, for aggregate consideration of $4,379 million in cash, debt refinanced or assumed of $10,116 million and transaction fees and expenses of $447 million. See “Item 1—Business—Our Company—Corporate History” in the Annual Report on Form 10-K of Hertz for the year ended December 31, 2008, which is incorporated herein by reference, for a detailed description of the funds used to acquire the common stock of The Hertz Corporation. Because of such acquisition, since the initial public offering of the Issuer, the ML Funds, the CD&R Funds and the Carlyle Funds and their respective affiliates have reported their respective holdings in the Issuer annually on Schedule 13G in reliance on Rule 13d-1(d) promulgated under the Exchange Act.

On May 19, 2009, each of Clayton Dubilier Rice Fund VII, L.P. and CD&R Parallel Fund VII, L.P. entered into Subscription Agreements (as defined below) pursuant to which each agreed to purchase, and the Issuer agreed to issue and sell, Shares in the Private Offering (as defined below), resulting in a greater than 2% acquisition of the outstanding Shares of the Issuer by such entities and their respective affiliates. The closing of the Private Offering is contingent upon, among other things, the receipt of governmental approvals, including clearance under the HSR Act. All material contingencies outside the control of Clayton Dubilier Rice Fund VII, L.P. and CD&R Parallel Fund VII, L.P., including the receipt of all governmental approvals, were satisfied on June 17, 2009. Such acquisition within a 12-month period requires the CD&R Funds and the Carlyle Funds to henceforth report their holdings on Schedule 13D, instead of Schedule 13G. The CD&R Funds and the Carlyle Funds each filed a Schedule 13D in respect of their respective pending acquisitions on June 8, 2009. While none of the Reporting Persons entered into a subscription agreement with the Issuer or otherwise acquired or intends to acquire any additional Shares, they are filing this Schedule 13D because they may be deemed to be part of a “group” with the CD&R Funds and the Carlyle Funds within the meaning of Rule 13d-5(b) under the Exchange Act (by virtue of their original joint acquisition in 2005 and their agreements with respect to the Issuer as set forth in the Stockholders Agreements (as defined and more fully described below)), and therefore may be deemed to also acquire the Shares to be acquired by CD&R Funds and the Carlyle Funds upon the closing of the Private Offering. As a result of such acquisition, the Reporting Persons are now reporting their holdings in Hertz on a Schedule 13D and will continue to do so for so long as they are required to do so.

Item 4. Purpose of Transaction

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On May 19, 2009, Clayton Dubilier & Rice Fund VII, L.P., CD&R Parallel Fund VII, L.P., Carlyle Partners IV, L.P. and CP IV Coinvestment, L.P. (such stockholders, together with Clayton Dubilier & Rice Fund VII, L.P. and CD&R Parallel Fund VII, L.P., the “Subscribing Stockholders”) each entered into substantially identical Subscription Agreements (each, the “Subscription Agreement” and together, the “Subscription Agreements”) with Hertz, pursuant to which each Subscribing Stockholder agreed to purchase, and Hertz agreed to issue and sell, an aggregate of 32,101,182 shares, at a purchase price per share equal to $6.2303 in a private offering (the “Private Offering”). The Subscription Agreements were entered into substantially concurrently with a public offering of its common stock (the “Common Stock Public Offering”) and a public offering of $450,000,000 aggregate principal amount of 5.25% Convertible Senior Notes due 2014 of Hertz. The Reporting Persons are not participating in the transactions contemplated by the Subscription Agreements and will not acquire any Shares in connection with the Private Offering nor do they intend to acquire any additional Shares at this time.

The ML Funds acquired the Shares in 2005 for general investment purposes and in the ordinary course of business. Each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time as it deems appropriate. Each Reporting Person may at any time and from time to time, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer; dispose of all or a portion of the securities of the Issuer that the Reporting Persons now own or may hereafter acquire; and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities. In addition, the Reporting Persons may engage in discussions with management, the Issuer’s board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Pursuant to the Stockholders Agreement, the Reporting Persons directly holding Shares are entitled to nominate, and other significant stockholders that are parties to the Stockholders Agreements are required to vote in favor of, nominees to the board of directors of the Issuer, which will afford access to, and participation in, deliberations of the board of directors regarding the business, operations, board composition, management, strategy and future plans of the Issuer.

As a result of these activities, and subject to the limitations set forth in the Stockholders Agreement and the Registration Rights Agreement (as defined below), one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as disposing of one or more businesses; selling the Issuer or acquiring another company or business; changing operating or marketing strategies; adopting, not adopting, modifying, or eliminating certain types of anti-takeover measures; restructuring the Issuer’s capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisitions of securities issued or to be issued by the Issuer; entering into agreements with the management of the Issuer relating to acquisitions of the Issuer’s common stock by members of management, issuance of options to management, or their employment by the Issuer.

To the knowledge of each Reporting Person, each of the persons listed on Schedule B hereto may make the same evaluation and reserve the same rights.

The Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be reported herein.

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Item 5. Interest in Securities of the Issuer

(a)-(b)    As of June 17, 2009, each of the Reporting Persons directly owned of record the number and percentage of issued and outstanding Shares of the Issuer listed opposite its name:

Reporting Person	Shares Owned	Percentage of Issuer Outstanding Shares(1)
Bank of America Corporation(2)	0	0%
Merrill Lynch & Co., Inc.(3)	0	0%
Merrill Lynch Group, Inc.(4)	0	0%
Merrill Lynch GP Inc.(5)	0	0%
ML Global Private Equity Partners, L.P.(6)	0	0%
MLGPE Ltd.(7)	0	0%
ML Global Private Equity Fund, L.P.(8)	32,228,983**	7.88%
Merrill Lynch Ventures, LLC (9)	0	0%
Merrill Lynch Ventures L.P. 2001(10)	3,872,549	0.95%
ML Hertz Co-Investor GP, L.L.C. (11)	0	0%
ML Hertz Co-Investor, L.P.(12)	3,101,137	0.76%
CMC-Hertz General Partner, L.L.C.(13)	0	0%
CMC-Hertz Partners, L.P.(14)	19,362,745	4.73%
Merrill Lynch, Pierce, Fenner & Smith Incorporated(15)	29,241	0.01%

_________________________

** Includes 46,700 Shares acquirable upon the exercise of options of the Issuer.

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Merrill Lynch Bank & Trust Co., FSB(16)	124,299	0.03%
First Republic Investment Management, Inc.(17)	42	0%
NB Holdings Corporation(18)	0	0%
Bank of America, N.A.(19)	5,000	0%
Banc of America Investment Advisors, Inc.(20)	171,221	0.04%
Columbia Management Group, LLC(21)	0	0%
Columbia Management Advisors, LLC(22)	41,388	0.01%

(1)

Based on a total of 409,068,885 Shares outstanding including (a) 376,921,003 Shares outstanding as of June 3, 2009, (b) 32,101,182 Shares issued under the Private Offering and (c) the 46,700 Shares MLGPELP may acquire upon the exercise of certain options of the Issuer.

(2)

BAC, as the ultimate parent company of each of the other Reporting Persons, may be deemed to beneficially own 58,936,605 Shares, representing 14.41% of the outstanding Shares of the Issuer. BAC hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(3)

ML&Co may be deemed to beneficially own 58,936,605 Shares, representing 14.41% of the outstanding Shares of the Issuer. ML&Co hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(4)

ML Group may be deemed to beneficially own 58,565,414 Shares, representing 14.32% of the outstanding Shares of the Issuer. ML Group hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(5)

ML GP, as the sole general partner of ML Global PE LP, may be deemed to beneficially own the 54,692,865 Shares (representing 13.37% of the outstanding Shares of the Issuer) indirectly owned by ML Global PE LP. ML GP hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(6)

ML Global PE LP may be deemed to beneficially own the 54,692,865 Shares (representing 13.37% of the outstanding Shares of the Issuer), directly and indirectly owned by MLGPELP. ML Global PE LP hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

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(7)

MLGPE Ltd., as the sole general partner of MLGPELP, may be deemed to beneficially own the 54,692,865 Shares (representing 13.37% of the outstanding Shares of the Issuer), directly and indirectly owned by MLGPELP. MLGPE Ltd. hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(8)

The investment committee of ML Global PE LP has decision-making power over the voting and disposition of shares of portfolio investments of MLGPELP, including MLGPELP’s investment in the Issuer. However, the consent of ML GP is expressly required in connection with any such vote or disposition. Because of its relationship with Hertz Co-Investor GP and CMC GP, MLGPELP may be deemed to beneficially own, in addition to the 32,228,983 Shares it directly owns, (i) the 3,101,137 Shares (representing 0.76% of the outstanding Shares of the Issuer) directly owned by Hertz Co-Investor LP, as defined below and (ii) the 19,362,745 Shares (representing 4.73% of the outstanding Shares of the Issuer) directly owned by CMC LP. MLGPELP hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(9)

ML Ventures LLC, as the sole general partner of ML Ventures LP, may be deemed to beneficially own the 3,872,549 Shares (representing 0.95% of the outstanding Shares of the Issuer), directly owned by ML Ventures LP. ML Ventures LLC hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(10)

ML Ventures LP’s decisions regarding the voting or disposition of shares of its portfolio investments (including its investment in the Issuer) are made by the management and investment committee of the board of directors of ML Ventures LLC. ML Ventures LP hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(11)

Hertz Co-Investor GP’s sole managing member is MLGPELP. It is also the sole general partner of Hertz Co-Investor LP and as such may be deemed to beneficially own the 3,101,137 Shares (representing 0.76% of the outstanding Shares of the Issuer) directly owned by Hertz Co-Investor LP. Hertz Co-Investor GP hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(12)	Hertz Co-Investor LP hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.
(13)

CMC GP, as the sole general partner of CMC LP, may be deemed to beneficially own all the 19,362,745 Shares (representing 4.73% of the outstanding Shares of the Issuer) directly owned by CMC LP. Investment decisions on behalf of CMC GP are made by majority vote of the Executive Committee, which comprises one representative of each of Clayton, Dubilier & Rice, Inc., The Carlyle Group and MLGPELP. However, until December 21, 2013, MLGPELP has the contractual right (subject to various restrictions) to make decisions regarding disposition or voting of the shares beneficially owned by CMC GP. As a result, beneficial ownership of the Shares held by CMC LP may be attributed to MLGPELP. CMC GP hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(14)	CMC LP hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.
(15)	MLPFS hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

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(16)

ML Bank may be deemed to beneficially own 124,341 Shares, representing 0.03% of the outstanding Shares of the Issuer. Excluding such 124,299 Shares which it holds as a fiduciary, ML Bank hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(17)	First Management hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.
(18)

NB may be deemed to beneficially own 217,609 Shares, representing 0.05% of the outstanding Shares of the Issuer. NB hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(19)

BANA may be deemed to beneficially own 217,609 Shares, representing 0.05% of the outstanding Shares of the Issuer. Excluding such 5,000 Shares which it holds as a fiduciary, BANA hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(20)	BAIA hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.
(21)

Columbia Group may be deemed to beneficially own 41,388 Shares, representing 0.01% of the outstanding Shares of the Issuer. Columbia Group hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(22)	Columbia Advisors hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(c)              Except as set forth on Schedule C, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule B, has effected any transactions in the Shares within the last 60 days prior to the date hereof, other than transactions made on a non-proprietary basis in the ordinary course of business.

(d) Not applicable.
(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stockholders Agreement

The ML Funds, the Carlyle Funds, the CD&R Funds and Hertz are parties to an Amended and Restated Stockholders Agreement, dated as of November 20, 2006 (the “Stockholders Agreement”), which is incorporated herein by reference. As a consequence of certain provisions of the Stockholders Agreement pertaining to the holding, voting and disposing of Shares, the ML Funds, the Carlyle Funds, the CD&R Funds and Hertz may be deemed a “group” within the meaning of Rule 13d-5(b) under the Exchange Act.  The Stockholders Agreement requires the parties to vote their Shares for directors that are designated in accordance with the provisions of the Stockholders Agreement.  The Stockholders Agreement also restricts the parties from selling their respective Shares in certain instances and, in some negotiated transactions, requires the seller to offer each other party an opportunity to participate in the sale.  In addition, the Stockholders Agreement requires the parties to vote their respective Shares pursuant

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to the instructions of certain groups of investors with respect to certain change of control transactions.  The aggregate number of Shares to be beneficially owned collectively by the ML Funds, the Carlyle Funds, the CD&R Funds and Hertz following the completion of the Private Offering is 209,879,167, which after completion of the Private Offering is expected to represent approximately 51% of the Shares outstanding.  The stock ownership reported for the Reporting Persons does not include any Shares owned by other parties to the Stockholders Agreement.  Each of the Reporting Persons disclaims beneficial ownership of any Shares owned by the other parties to the Stockholders Agreement.

Registration Rights Agreement

The ML Funds are parties to the Registration Rights Agreement, dated as of December 21, 2005, as heretofore amended, among CCMG Holdings, Inc. (now known as Hertz Global Holdings, Inc.), the CD&R Funds, Carlyle Partners IV, L.P., CP IV Coinvestment, L.P., CEP II U.S. Investments, L.P., CEP II Participations S.à.r.l, (the “Registration Rights Agreement”), which is incorporated herein by reference to Exhibit 4.11 to Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-135782) of Hertz Global Holdings, Inc. as filed on October 23, 2006. For a description of the Registration Rights Agreement, see “Certain Relationship and Related Party Transactions — Registration Rights Agreement” in the Definitive Proxy Statement of Hertz Holdings filed on Schedule 14A on April 15, 2009, which is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits
1	Joint Filing Agreement, dated as of June ___, 2009, by and among the Reporting Persons.
2

Amended and Restated Stockholders Agreement, dated as of November 20, 2006, among Hertz Global Holdings, Inc., ML Global Private Equity Fund, L.P., Merrill Lynch Ventures L.P. 2001, ML Hertz Co-Investor, L.P. and CMC-Hertz Partners, L.P., Clayton, Dubilier & Rice Fund VII, L.P., CDR CCMG Co-Investor L.P., CD&R Parallel Fund VII, L.P., Carlyle Partners IV, L.P., CP IV Coinvestment, L.P., CEP II U.S. Investments, L.P. and CEP II Participations S.à.r.l SICAR (incorporated by reference to Exhibit 4.10 to the Annual Report on Form 10-K for the year ended December 31, 2006 of Hertz Global Holdings, Inc.)

3

Registration Rights Agreement, dated as of December 21, 2005, among ML Global Private Equity Fund, L.P., Merrill Lynch Ventures L.P. 2001, ML Hertz Co-Investor, L.P., CMC-Hertz Partners, L.P., CCMG Holdings, Inc. (now known as Hertz Global Holdings, Inc.), Clayton, Dubilier & Rice Fund VII, L.P., CDR CCMG Co-Investor L.P., Carlyle Partners IV, L.P., CP IV Coinvestment, L.P., CEP II U.S. Investments, L.P. and CEP II Participations S.à.r.l (incorporated by reference to Exhibit 4.11 to Amendment No. 3 to the Registration Statement on Form S-1 of Hertz Global Holdings, Inc. (File No. 333-135782) as filed on October 23, 2006)

4

Amendment No. 1, dated as of November 20, 2006, to the Registration Rights Agreement, dated as of December 21, 2005, among ML Global Private Equity Fund, L.P., Merrill Lynch Ventures L.P. 2001, ML Hertz Co-Investor, L.P., CMC- Hertz Partners, L.P., CCMG Holdings, Inc. (now known as Hertz Global Holdings, Inc.), Clayton, Dubilier & Rice Fund VII, L.P., CDR CCMG Co-Investor L.P., CD&R Parallel Fund VII, L.P., Carlyle Partners IV, L.P., CP IV Coinvestment, L.P., CEP II U.S. Investments, L.P. and CEP II Participations S.à.r.l SICAR (incorporated by reference to Exhibit 4.12 to the Annual Report on Form 10-K for the year ended December 31, 2006 of Hertz Global Holdings, Inc.)

33

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated June __, 2009

BANK OF AMERICA CORPORATION
By:	/s/ Jonathan N. Santelli Name: Jonathan N. Santelli Title: Authorized Signatory

MERRILL LYNCH & CO., INC
By:	/s/ Jonathan N. Santelli Name: Jonathan N. Santelli Title: Authorized Signatory

MERRILL LYNCH GROUP, INC.
By:	/s/ Jonathan N. Santelli Name: Jonathan N. Santelli Title: Authorized Signatory

MERRILL LYNCH GP INC.
By:	/s/ Douglas P. Madden Name: Douglas P. Madden Title: Assistant Secretary

ML GLOBAL PRIVATE EQUITY PARTNERS, L.P. By: Merrill Lynch GP Inc., its general partner

34

By:	/s/ Douglas P. Madden Name: Douglas P. Madden Title: Assistant Secretary

MLGPE LTD.
By:	/s/ Douglas P. Madden Name: Douglas P. Madden Title: Assistant Secretary

ML GLOBAL PRIVATE EQUITY FUND, L.P. By: MLGPE Ltd., its general partner
By:	/s/ Douglas P. Madden Name: Douglas P. Madden Title: Assistant Secretary

MERRILL LYNCH VENTURES, LLC
By:	/s/ Douglas P. Madden Name: Douglas P. Madden Title: Assistant Secretary

MERRILL LYNCH VENTURES L.P. 2001 By: Merrill Lynch Ventures, LLC, its general partner
By:	/s/ Douglas P. Madden Name: Douglas P. Madden Title: Assistant Secretary

35

ML HERTZ CO-INVESTOR GP, LLC By: ML Global Private Equity Fund, L.P., as sole member By: MLGPE Ltd., its general partner
By:	/s/ Douglas P. Madden Name: Douglas P. Madden Title: Assistant Secretary

ML HERTZ CO-INVESTOR, L.P. By: ML Hertz Co-Investor G.P., L.L.C., its general partner By: ML Global Private Equity Fund, L.P., as sole member By: MLGPE Ltd., its general partner
By:	/s/ Douglas P. Madden Name: Douglas P. Madden Title: Assistant Secretary

CMC-HERTZ GENERAL PARTNER, L.L.C.
By:	/s/ Angel L. Morales Name: Angel L. Morales Title: Executive Committee Member

CMC-HERTZ PARTNERS, L.P. By: CMC-Hertz General Partner, L.L.C., its general partner

36

By:	/s/ Angel L. Morales Name: Angel L. Morales Title: Executive Committee Member

MERRILL, LYNCH, PIERCE, FENNER & SMITH INCORPORATED
By:	/s/ Jonathan N. Santelli Name: Jonathan N. Santelli Title: Assistant Secretary

MERRILL LYNCH BANK & TRUST CO., FSB
By:	/s/ Jonathan N. Santelli Name: Jonathan N. Santelli Title: Assistant Secretary

FIRST REPUBLIC INVESTMENT MANAGEMENT, INC.
By:	/s/ Jonathan N. Santelli Name: Jonathan N. Santelli Title: Assistant Secretary

NB HOLDINGS CORPORATION
By:	/s/ Charles F. Bowman Name: Charles F. Bowman Title: Senior Vice President

BANK OF AMERICA, N.A.

37

By:	/s/ Charles F. Bowman Name: Charles F. Bowman Title: Senior Vice President

BANC OF AMERICA INVESTMENT ADVISORS, INC.
By:	/s/ Jeffrey Cullen Name: Jeffrey Cullen Title: Vice President

COLUMBIA MANAGEMENT GROUP, LLC
By:	/s/ Michael A. Jones Name: Michael A. Jones Title: President

COLUMBIA MANAGEMENT ADVISORS, LLC
By:	/s/ Michael A. Jones Name: Michael A. Jones Title: President

38

Schedule A

Principal Business and Office Address of the Reporting Persons

REPORTING PERSON	ADDRESS
Bank of America Corporation	Bank of America Corporate Center 100 North Tryon Street Charlotte, North Carolina 28255
Merrill Lynch & Co., Inc.	Bank of America Corporate Center 100 North Tryon Street Charlotte, North Carolina 28255
Merrill Lynch Group, Inc.	Bank of America Corporate Center 100 North Tryon Street Charlotte, North Carolina 28255
Merrill Lynch GP Inc.	4 World Financial Center 250 Vesey Street New York, NY 10080
ML Global Private Equity Partners, L.P.	4 World Financial Center 250 Vesey Street New York, NY 10080
MLGPE Ltd.	4 World Financial Center 250 Vesey Street New York, NY 10080
ML Global Private Equity Fund, L.P.	4 World Financial Center 250 Vesey Street New York, NY 10080
Merrill Lynch Ventures, LLC	4 World Financial Center 250 Vesey Street New York, NY 10080
Merrill Lynch Ventures L.P. 2001	4 World Financial Center 250 Vesey Street New York, NY 10080
ML Hertz Co-Investor GP, L.L.C.	4 World Financial Center 250 Vesey Street New York, NY 10080
ML Hertz Co-Investor, L.P.	4 World Financial Center 250 Vesey Street New York, NY 10080

39

CMC-Hertz General Partner, L.L.C.	4 World Financial Center 250 Vesey Street New York, NY 10080
CMC-Hertz Partners, L.P.	4 World Financial Center 250 Vesey Street New York, NY 10080
Merrill Lynch, Pierce, Fenner & Smith Incorporated	4 World Financial Center 250 Vesey Street New York, NY 10080
Merrill Lynch Bank & Trust Co., FSB	2 World Financial Center 225 Liberty Street New York, NY 10081
First Republic Investment Management, Inc.	111 Pine Street San Francisco, CA 94111
NB Holdings Corporation	401 North Tryon Street Charlotte, NC 28255
Bank of America, N.A.	Bank of America Corporate Center 100 North Tryon Street Charlotte, North Carolina 28255
Banc of America Investment Advisors, Inc.	One Financial Center Boston, MA 02111
Columbia Management Group, LLC	One Financial Center Boston, MA 02111
Columbia Management Advisors, LLC	One Financial Center Boston, MA 02111

40

Schedule B

Executive Officers and Directors of the Reporting Persons

Bank of America Corporation

Name	Business Address	Position with BAC	Principal Occupation
Kenneth D. Lewis	100 North Tryon Street Charlotte, NC 28255	Chief Executive Officer, President and Director	Chairman, Chief Executive Officer and President of Bank of America Corporation
Amy Woods Brinkley	100 North Tryon Street Charlotte, NC 28255	Chief Risk Officer	Chief Risk Officer of Bank of America Corporation
Barbara J. Desoer	100 North Tryon Street Charlotte, NC 28255	President, Bank of America Mortgage, Home Equity and Insurance Services	President, Bank of America Mortgage, Home Equity and Insurance Services of Bank of America Corporation
Liam E. McGee	100 North Tryon Street Charlotte, NC 28255	President, Bank of America Consumer and Small Business Bank	President, Bank of America Consumer and Small Business Bank of Bank of America Corporation
Brian T. Moynihan	100 North Tryon Street Charlotte, NC 28255	President, Global Banking and Wealth Management	President, Global Banking and Wealth Management of Bank of America Corporation
Joe L. Price	100 North Tryon Street Charlotte, NC 28255	Chief Financial Officer	Chief Financial Officer of Bank of America Corporation
Richard K. Struthers	100 North Tryon Street Charlotte, NC 28255	President, Bank of America Global Card Services	President, Bank of America Global Card Services of Bank of America Corporation
Walter E. Massey	100 North Tryon Street Charlotte, NC 28255	Chairman, Director	President Emeritus of Morehouse College
William Barnet, III	100 North Tryon Street Charlotte, NC 28255	Director	Chairman, President and Chief Executive Officer of The Barnet Company
Susan Bies	100 North Tryon Street Charlotte, NC 28255	Director	Former Chief Financial Officer of First Tennessee National Corporation
William Boardman	100 North Tryon Street Charlotte, NC 28255	Director	Former Chairman of Visa International, Inc.
Frank P. Bramble, Sr.	100 North Tryon Street Charlotte, NC 28255	Director	Former Executive Officer of MBNA Corporation
Virgis W. Colbert	100 North Tryon Street Charlotte, NC 28255	Director	Senior Advisor, MillerCoors Company
John T. Collins	100 North Tryon Street Charlotte, NC 28255	Director	Chief Executive Officer of The Collins Group Inc.
Gary L. Countryman	100 North Tryon Street Charlotte, NC 28255	Director	Chairman Emeritus of Liberty Mutual Group

41

Charles K. Gifford	100 North Tryon Street Charlotte, NC 28255	Director	Former Chairman of Bank of America Corporation
D. Paul Jones	100 North Tryon Street Charlotte, NC 28255	Director	Former Chairman and Chief Executive Officer of Compass Bancshares, Inc.
Monica C. Lozano	100 North Tryon Street Charlotte, NC 28255	Director	Publisher and Chief Executive Officer of La Opinion
Thomas J. May	100 North Tryon Street Charlotte, NC 28255	Director	Chairman, President and Chief Executive Officer of NSTAR
Donald Powell	100 North Tryon Street Charlotte, NC 28255	Director	Former Chairman of the Federal Deposit Insurance Corporation
Charles O. Rossotti	100 North Tryon Street Charlotte, NC 28255	Director	Senor Advisor, The Carlyle Group
Thomas M. Ryan	100 North Tryon Street Charlotte, NC 28255	Director	Chairman, President and Chief Executive Officer of CVS/Caremark Corporation

Merrill Lynch & Co., Inc.

Name	Business Address	Position with ML&Co	Principal Occupation
Bryan Moynihan	100 North Tryon Street Charlotte, NC 28255	Chief Executive Officer and President	President, Global Banking and Wealth Management of Bank of America Corporation
Amy Woods Brinkley	100 North Tryon Street Charlotte, NC 28255	Chief Risk Officer and Director	Chief Risk Officer of Bank of America Corporation
Neil A. Cotty	100 North Tryon Street Charlotte, NC 28255	Chief Financial Officer and Executive Vice President	Senior Vice President of Bank of America Corporation
Thomas Montag	100 North Tryon Street Charlotte, NC 28255	Executive Vice President	President, Global Markets of Bank of America Corporation
Edward P. O’Keefe	100 North Tryon Street Charlotte, NC 28255	General Counsel	Deputy General Counsel of Bank of America Corporation
Thomas W. Perry	100 North Tryon Street Charlotte, NC 28255	Chief Accounting Officer and Controller	Chief Accounting Officer and Controller of Merrill Lynch & Co., Inc.
Kenneth D. Lewis	100 North Tryon Street Charlotte, NC 28255	Chairman	Chairman, Chief Executive Officer and President of Bank of America Corporation
Joe L. Price	100 North Tryon Street Charlotte, NC 28255	Director	Chief Financial Officer of Bank of America Corporation

Merrill Lynch Group, Inc.

42

Name	Business Address	Position with ML Group	Principal Occupation
Bryan Moynihan	100 North Tryon Street Charlotte, NC 28255	Chief Executive Officer and President	President, Global Banking and Wealth Management of Bank of America Corporation
Amy Woods Brinkley	100 North Tryon Street Charlotte, NC 28255	Chief Risk Officer and Director	Chief Risk Officer of Bank of America Corporation
Neil A. Cotty	100 North Tryon Street Charlotte, NC 28255	Chief Financial Officer and Executive Vice President	Senior Vice President of Bank of America Corporation
Thomas Montag	100 North Tryon Street Charlotte, NC 28255	Executive Vice President	President, Global Markets of Bank of America Corporation
Edward P. O’Keefe	100 North Tryon Street Charlotte, NC 28255	General Counsel	Deputy General Counsel of Bank of America Corporation
Thomas W. Perry	100 North Tryon Street Charlotte, NC 28255	Chief Accounting Officer and Controller	Chief Accounting Officer and Controller of Merrill Lynch & Co., Inc.
Kenneth D. Lewis	100 North Tryon Street Charlotte, NC 28255	Chairman	Chairman, Chief Executive Officer and President of Bank of America Corporation
Joe L. Price	100 North Tryon Street Charlotte, NC 28255	Director	Chief Financial Officer of Bank of America Corporation

Merrill Lynch GP Inc.

Name	Business Address	Position with ML GP	Principal Occupation
James D. Forbes	4 World Financial Center 250 Vesey Street New York, NY 10080	Managing Director and Director	President of Global Principal Investments of Bank of America Corporation
J. Travis Hain	4 World Financial Center 250 Vesey Street New York, NY 10080	Managing Director and Director	President of Global Private Equity of Bank of America Corporation

MLGPE Ltd.

Name	Business Address	Position with MLGPE Ltd.	Principal Occupation
Christopher Birosak	4 World Financial Center 250 Vesey Street New York, NY 10080	Managing Director and Director	Managing Director of MLGPE Ltd.

43

Rodrigo Galvao	4 World Financial Center 250 Vesey Street New York, NY 10080	Managing Director and Officer	Managing Director of MLGPE Ltd.
Brian Gorczynski	4 World Financial Center 250 Vesey Street New York, NY 10080	Managing Director and Officer	Managing Director of MLGPE Ltd.
Angel Morales	4 World Financial Center 250 Vesey Street New York, NY 10080	Managing Director and Officer	Managing Director of MLGPE Ltd.
Barnaba Ravanne	4 World Financial Center 250 Vesey Street New York, NY 10080	Managing Director and Officer	Managing Director of MLGPE Ltd.

Merrill Lynch Ventures, LLC

Name	Business Address	Position with ML Ventures LLC	Principal Occupation
J. Travis Hain	4 World Financial Center 250 Vesey Street New York, NY 10080	President and Director	President, Global Private Equity, of Bank of America Corporation
Walker L. Poole	4 World Financial Center 250 Vesey Street New York, NY 10080	Managing Director and Director	Executive of Banc of America Capital Investors
John A. Shimp	4 World Financial Center 250 Vesey Street New York, NY 10080	Managing Director and Director	Executive of Banc of America Capital Investors

ML Hertz Co-Investor GP, L.L.C.

Name	Business Address	Position with Hertz Co-Investor GP	Principal Occupation
ML Global Private Equity Fund, L.P.	4 World Financial Center 250 Vesey Street New York, NY 10080	Manager	N/A

CMC-Hertz General Partner, L.L.C.

Name	Business Address	Position with CMC GP	Principal Occupation

44

ML Global Private Equity Fund, L.P.	4 World Financial Center 250 Vesey Street New York, NY 10080	Manager	N/A
Clayton, Dubilier & Rice	4 World Financial Center 250 Vesey Street New York, NY 10080	Manager	N/A
The Carlyle Group	4 World Financial Center 250 Vesey Street New York, NY 10080	Manager	N/A

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Name	Business Address	Position with MLPFS	Principal Occupation
Bryan Moynihan	4 World Financial Center 250 Vesey Street New York, NY 10080	Chairman, Co-Chief Executive Officer and Director	President, Global Banking and Wealth Management of Bank of America Corporation
Thomas Montag	4 World Financial Center 250 Vesey Street New York, NY 10080	Co-Chief Executive Officer and Director	Co-Chief Executive Officer of Merrill Lynch Pierce, Fenner & Smith Incorporated
Mark Alexander	4 World Financial Center 250 Vesey Street New York, NY 10080	Chief Operations Officer	Chief Operations Officer of Merrill Lynch Pierce, Fenner & Smith Incorporated
William Caccamise	4 World Financial Center 250 Vesey Street New York, NY 10080	Chief Legal Officer and General Counsel	Chief Legal Officer and General Counsel of Merrill Lynch Pierce, Fenner & Smith Incorporated
Gloria Greco	4 World Financial Center 250 Vesey Street New York, NY 10080	Chief Compliance Officer	Chief Compliance Officer and General Counsel of Merrill Lynch Pierce, Fenner & Smith Incorporated
Sharyn Handelsman	4 World Financial Center 250 Vesey Street New York, NY 10080	Co-Chief Compliance Officer – Broker Dealer	Co-Chief Compliance Officer – Broker Dealer of Merrill Lynch Pierce, Fenner & Smith Incorporated
Robert Qutub	4 World Financial Center 250 Vesey Street New York, NY 10080	Chief Financial Officer	Chief Financial Officer of Merrill Lynch Pierce, Fenner & Smith Incorporated

45

Michael Radest	4 World Financial Center 250 Vesey Street New York, NY 10080	Co-Chief Compliance Officer – Broker Dealer	Co-Chief Compliance Officer – Broker Dealer of Merrill Lynch Pierce, Fenner & Smith Incorporated
Daniel Sontag	4 World Financial Center 250 Vesey Street New York, NY 10080	Executive Vice President and Director	Executive Vice President of Merrill Lynch Pierce, Fenner & Smith Incorporated
Bruce Thompson	4 World Financial Center 250 Vesey Street New York, NY 10080	Executive Vice President and Director	Merrill Lynch Pierce, Fenner & Smith Incorporated

Merrill Lynch Bank & Trust Co., FSB

Name	Business Address	Position with ML Bank	Principal Occupation
Lawrence P. Washington	2 World Financial Center 225 Liberty Street New York, NY 10081	Chairman, Chief Executive Officer, President and Director	Chairman, Chief Executive Officer and President of Merrill Lynch Bank & Trust Co., FSB
John Burns	2 World Financial Center 225 Liberty Street New York, NY 10081	Chief Compliance Officer	Chief Compliance Officer of Merrill Lynch Bank & Trust Co., FSB
Jennifer Marre	2 World Financial Center 225 Liberty Street New York, NY 10081	General Counsel and Secretary	General Counsel and Secretary of Merrill Lynch Bank & Trust Co., FSB
Robert E. Wahlman	2 World Financial Center 225 Liberty Street New York, NY 10081	Chief Financial Officer	Chief Financial Officer of Merrill Lynch Bank & Trust Co., FSB
Allen G. Braithwaite, III	2 World Financial Center 225 Liberty Street New York, NY 10081	Director	Chief Operating Officer of Merrill Lynch Bank USA
Conrad L. Druker	2 World Financial Center 225 Liberty Street New York, NY 10081	Director	Managing Director of The Mercadien Group
Marlene Debel	2 World Financial Center 225 Liberty Street New York, NY 10081	Director	Global Liquidity Risk Management Executive of Bank of America Corporation
John D. Hawke, Jr.	2 World Financial Center 225 Liberty Street New York, NY 10081	Director	Partner, Arnold & Porter LLP

46

First Republic Investment Management, Inc.

Name	Business Address	Position with first management	Principal Occupation
Katherine August-deWilde	111 Pine Street San Francisco, CA 94111	Director	Chief Operating Officer of First Republic Bank
A. Alexander Arnold, III	111 Pine Street San Francisco, CA 94111	Director	Managing Director of First Republic Investment Management, Inc.
Jon Bull	111 Pine Street San Francisco, CA 94111	Director	Senior Managing Director of First Republic Investment Management, Inc.
Williamson Ghriskey, Jr.	111 Pine Street San Francisco, CA 94111	Director	Senior Managing Director of First Republic Investment Management, Inc.
Anne Golden	111 Pine Street San Francisco, CA 94111	Director	Senior Managing Director of First Republic Investment Management, Inc.
Lawrence W. Harris	111 Pine Street San Francisco, CA 94111	Director	Senior Managing Director of First Republic Investment Management, Inc.
Kristin Nicholson	111 Pine Street San Francisco, CA 94111	Director	Managing Director of First Republic Investment Management, Inc.
Gary Pollock	111 Pine Street San Francisco, CA 94111	Director	Managing Director of First Republic Investment Management, Inc.
Todd Sullivan	111 Pine Street San Francisco, CA 94111	Director	Managing Director of First Republic Investment Management, Inc.
Bob Thornton	111 Pine Street San Francisco, CA 94111	President and Director	President, Trainer Wortham & Company and First Republic Wealth Advisors
Edward Dobranski	111 Pine Street San Francisco, CA 94111	General Counsel	General Counsel and Secretary of First Republic Investment Management, Inc.
Charles Christofilis	111 Pine Street San Francisco, CA 94111	Chief Compliance Officer	Chief Compliance Officer of First Republic Investment Management, Inc.

NB Holdings Corporation

Name	Business Address	Position with nb	Principal Occupation
Kenneth D. Lewis	401 North Tryon Street Charlotte, NC 28255	Chairman, Chief Executive Officer and Director	Chairman, Chief Executive Officer and President of Bank of America Corporation
Amy Woods Brinkley	401 North Tryon Street Charlotte, NC 28255	Chief Risk Officer and Director	Chief Risk Officer of Bank of America Corporation

47

Gregory L. Curl	401 North Tryon Street Charlotte, NC 28255	President	President, Global Corporate Planning and Strategy
Joe L. Price	401 North Tryon Street Charlotte, NC 28255	Chief Financial Officer and Director	Chief Financial Officer of Bank of America Corporation

Bank of America, N.A.

Name	Business Address	Position with bana	Principal Occupation
Kenneth D. Lewis	100 North Tryon Street Charlotte, NC 28255	Chief Executive Officer, President and Director	Chairman, Chief Executive Officer and President of Bank of America Corporation
Amy Woods Brinkley	100 North Tryon Street Charlotte, NC 28255	Chief Risk Officer	Chief Risk Officer of Bank of America Corporation
Barbara J. Desoer	100 North Tryon Street Charlotte, NC 28255	President, Bank of America Mortgage, Home Equity and Insurance Services	President, Bank of America Mortgage, Home Equity and Insurance Services of Bank of America Corporation
Liam E. McGee	100 North Tryon Street Charlotte, NC 28255	President, Bank of America Consumer and Small Business Bank	President, Bank of America Consumer and Small Business Bank of Bank of America Corporation
Brian T. Moynihan	100 North Tryon Street Charlotte, NC 28255	President, Global Banking and Wealth Management	President, Global Banking and Wealth Management of Bank of America Corporation
Joe L. Price	100 North Tryon Street Charlotte, NC 28255	Chief Financial Officer	Chief Financial Officer of Bank of America Corporation
Richard K. Struthers	100 North Tryon Street Charlotte, NC 28255	President, Bank of America Global Card Services	President, Bank of America Global Card Services of Bank of America Corporation
Walter E. Massey	100 North Tryon Street Charlotte, NC 28255	Chairman, Director	President Emeritus of Morehouse College
William Barnet, III	100 North Tryon Street Charlotte, NC 28255	Director	Chairman, President and Chief Executive Officer of The Barnet Company
Susan Bies	100 North Tryon Street Charlotte, NC 28255	Director	Former Chief Financial Officer of First Tennessee National Corporation
William Boardman	100 North Tryon Street Charlotte, NC 28255	Director	Former Chairman of Visa International, Inc.
Frank P. Bramble, Sr.	100 North Tryon Street Charlotte, NC 28255	Director	Former Executive Officer of MBNA Corporation
Virgis W. Colbert	100 North Tryon Street Charlotte, NC 28255	Director	Senior Advisor, MillerCoors Company
John T. Collins	100 North Tryon Street Charlotte, NC 28255	Director	Chief Executive Officer of The Collins Group Inc.
Gary L. Countryman	100 North Tryon Street Charlotte, NC 28255	Director	Chairman Emeritus of Liberty Mutual Group

48

Charles K. Gifford	100 North Tryon Street Charlotte, NC 28255	Director	Former Chairman of Bank of America Corporation
D. Paul Jones	100 North Tryon Street Charlotte, NC 28255	Director	Former Chairman and Chief Executive Officer of Compass Bancshares, Inc.
Monica C. Lozano	100 North Tryon Street Charlotte, NC 28255	Director	Publisher and Chief Executive Officer of La Opinion
Thomas J. May	100 North Tryon Street Charlotte, NC 28255	Director	Chairman, President and Chief Executive Officer of NSTAR
Donald Powell	100 North Tryon Street Charlotte, NC 28255	Director	Former Chairman of the Federal Deposit Insurance Corporation
Charles O. Rossotti	100 North Tryon Street Charlotte, NC 28255	Director	Senor Advisor, The Carlyle Group
Thomas M. Ryan	100 North Tryon Street Charlotte, NC 28255	Director	Chairman, President and Chief Executive Officer of CVS/Caremark Corporation

Banc of America Investment Advisors, Inc.

Name	Business Address	Position with BAIA	Principal Occupation
Michael A. Perry	One Financial Center Boston, MA 02111	President and Director	President of Banc of America Investment Advisors, Inc.
David Bailin	One Financial Center Boston, MA 02111	Senior Executive Vice President and Director	Senior Executive Vice President of Banc of America Investment Advisors, Inc.
Kimberly A. Quental	One Financial Center Boston, MA 02111	Treasurer	Treasurer of Banc of America Investment Advisors, Inc.
Robert M. Zakem	One Financial Center Boston, MA 02111	Chief Compliance Officer	Chief Compliance Officer of Banc of America Investment Advisors, Inc.

Columbia Management Group, LLC

Name	Business Address	Position with columbia group	Principal Occupation
Michael A. Jones	One Financial Center Boston, MA 02111	President, Chief Executive Officer, Chairman and Manager	President, Chief Executive Officer and Chairman of Columbia Management Group, LLC
Allen F. Bednarz	One Financial Center Boston, MA 02111	Treasurer	Treasurer of Columbia Management Group, LLC
James R. Bordewick	One Financial Center Boston, MA 02111	Chief Legal Officer	Chief Legal Officer of Columbia Management Group, LLC

49

Colin Moore	One Financial Center Boston, MA 02111	Chief Investment Officer and Manager	Chief Investment Officer of Columbia Management Group, LLC
Atul Varma	One Financial Center Boston, MA 02111	Chief Financial Officer	Chief Financial Officer of Columbia Management Group, LLC

Columbia Management Advisors, LLC

Name	Business Address	Position with columbia advisors	Principal Occupation
Michael A. Jones	One Financial Center Boston, MA 02111	President, Chief Executive Officer, Chairman and Manager	President, Chief Executive Officer and Chairman of Columbia Management Group, LLC
Allen F. Bednarz	One Financial Center Boston, MA 02111	Treasurer	Treasurer of Columbia Management Group, LLC
James R. Bordewick	One Financial Center Boston, MA 02111	Chief Legal Officer	Chief Legal Officer of Columbia Management Group, LLC
Colin Moore	One Financial Center Boston, MA 02111	Chief Investment Officer and Manager	Chief Investment Officer of Columbia Management Group, LLC
Atul Varma	One Financial Center Boston, MA 02111	Chief Financial Officer	Chief Financial Officer of Columbia Management Group, LLC

Schedule C

Trading History

TRADE DATE	BUY (B) / SELL (S)	PRICE	TRADE QUANTITY
5/14/2009	B	7.3490	1000
5/15/2009	S	7.3234	1000
5/15/2009	B	7.4482	864
5/19/2009	S	7.9173	554
5/20/2009	B	6.9498	800
5/21/2009	S	6.4517	800
5/27/2009	S	6.2509	122
5//27/2009	Director compensation	6.4500	15,239
5/28/2009	B	6.4000	122
6/10/2009	B	7.0200	3
6/10/2009	B	7.2600	1000
6/11/2009	S	7.2600	3
6/11/2009	B	7.2200	554
6/12/2009	S	7.0009	1000

50